EXHIBIT 99.2

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2008

                            U.S. DOLLARS IN THOUSANDS
                                    UNAUDITED

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2008

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                  PAGE
                                                               ----------

INTERIM CONSOLIDATED BALANCE SHEETS                             F-2 - F-3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                          F-4

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY              F-5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                   F-6 - F-7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS              F-8 - F-17

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            JUNE 30,       DECEMBER 31,
                                                                             2008             2007
                                                                         --------------   --------------
                                                                            UNAUDITED         AUDITED
                                                                         --------------   --------------
ASSETS

   CURRENT ASSETS:
      Cash and cash equivalents                                          $        1,203   $        2,384
      Short-term deposit                                                              -            7,063
      Marketable securities                                                           -            5,668
      Trade receivables (net of allowances for doubtful debts of
        172$ and 373$ at December 31, 2007 and June 30, 2008
        respectively)                                                            35,924           29,033
      Other accounts receivable and prepaid expenses                              6,426            5,404
      Inventories                                                                30,125           32,577
                                                                         --------------   --------------

   TOTAL current assets                                                          73,678           82,129
                                                                         --------------   --------------

   LONG-TERM INVESTMENS:
      Marketable securities                                                       1,155            1,284
      Severance pay fund                                                          1,344            1,288
      Subordinated note                                                           3,000            3,000
                                                                         --------------   --------------

   TOTAL long-term investments                                                   5,499            5,572
                                                                         --------------   --------------

   PROPERTY, PLANT AND EQUIPMENT, NET                                            72,810           74,791
                                                                         --------------   --------------

   TOTAL assets                                                          $      151,987   $      162,492
                                                                         ==============   ==============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                              JUNE 30,      DECEMBER 31,
                                                                                               2008            2007
                                                                                          --------------   -------------
                                                                                             UNAUDITED        AUDITED
                                                                                          --------------   -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
      Short-term bank credit                                                              $        2,842   $           -
      Current maturities of long-term bank loans                                                   4,151           5,948
      Trade payables                                                                              27,910          29,720
      Other accounts payable and accrued expenses                                                 10,665           8,635
                                                                                          --------------   -------------

   TOTAL current liabilities                                                                      45,568          44,303
                                                                                          --------------   -------------

   LONG-TERM LIABILITIES:
      Long-term loans from banks (net of current maturities)                                      13,411          13,374
      Deferred taxes                                                                              12,044          12,397
      Accrued severance pay                                                                        4,373           3,882
                                                                                          --------------   -------------

   TOTAL long-term liabilities                                                                    29,828          29,653
                                                                                          --------------   -------------

   EMPLOYEE STOCK OPTIONS IN SUBSIDIARY                                                              247               -
                                                                                          --------------   -------------

   SHAREHOLDERS' EQUITY:
      Ordinary shares of NIS 1 par value - Authorized: 49,995,500 shares;
         Issued: 22,200,386 shares; Outstanding: 21,202,986 shares                                 7,518           7,518
      Additional paid-in capital                                                                 106,626         106,530
      Cumulative other comprehensive income (loss)                                                  (749)            368
      Less - 997,400 Ordinary shares in treasury, at cost                                         (7,408)         (7,408)
      Accumulated deficit                                                                        (29,643)        (18,472)
                                                                                          --------------   -------------

   TOTAL shareholders' equity                                                                     76,344          88,536
                                                                                          --------------   -------------

   TOTAL liabilities and shareholders' equity                                             $      151,987   $     162,492
                                                                                          ==============   =============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                          SIX MONTHS ENDED            YEAR ENDED
                                                                              JUNE 30,               DECEMBER 31,
                                                                     ---------------------------     ------------
                                                                        2008            2007             2007
                                                                     -----------     -----------     ------------
                                                                              UNAUDITED                AUDITED
                                                                     ---------------------------     ------------
Sales                                                                $    99,583     $    89,374     $    158,614
Cost of sales                                                             89,547          74,381          139,147
                                                                     -----------     -----------     ------------

Gross profit                                                              10,036          14,993           19,467
Selling and Marketing expenses                                             8,604           6,394           12,443
General and administrative expenses                                        3,248           2,604            5,272
                                                                     -----------     -----------     ------------

Operating income (loss)                                                   (1,816)          5,995            1,752
Financial expenses, net                                                    2,297             457            1,289
                                                                     -----------     -----------     ------------

Income (loss) before taxes on income                                      (4,113)          5,538              463
Taxes (tax benefit) on income                                               (942)            956              (20)
                                                                     -----------     -----------     ------------

Net income (loss)                                                    $    (3,171)    $     4,582     $        483
                                                                     ===========     ===========     ============

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                              $     (0.15)    $      0.22     $       0.02
                                                                     ===========     ===========     ============
  Diluted net earnings (losses) per share                            $     (0.15)    $      0.21     $       0.02
                                                                     ===========     ===========     ============

Weighted average number of shares used for computing basic
  earnings (losses) per share                                         21,202,986      21,174,775       21,188,161
                                                                     ===========     ===========     ============

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                         21,202,986      21,843,126       21,630,124
                                                                     ===========     ===========     ============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                               TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                   Cumulative
                                Number of             Additional     other                         Total      Treasury
                                Ordinary    Ordinary   paid-in    comprehensive   Accumulated  comprehensive  shares,
                                 shares      shares    capital    income (loss)     deficit    income (loss)  at cost     Total
                                ----------  --------  ----------   ------------   -----------  -------------  --------   -------
 Balance as of January 1, 2007  20,750,168  $  7,411  $  101,684  $          55   $   (19,512)                $ (7,408)  $ 82,230

 Exercise of stock options
   related to employees
   and directors                    22,333         5          87              -             -                        -         92

 Exercise of tradable options
   issued at the secondary
   offering                        430,485       102       4,188                                                            4,290
 Compensation related to
   options granted to
   employees                                       -         571              -             -                        -        571
 Comprehensive income (loss):

    Realized gain on hedging
      derivative                         -         -           -            (52)            -  $         (52)        -        (52)
    Realized gain on marketable
     securities                          -         -           -             (3)            -             (3)        -         (3)
    Unrealized gain on hedging
      derivative, net of $ 165
      tax                                -         -           -            445             -            445         -        445
    Unrealized loss on
      marketable securities              -         -           -            (77)            -            (77)        -        (77)
    Cumulative impact of change
      in accounting for
      uncertainties in income
      taxes (FIN 48)                     -         -           -              -           557              -         -        557
    Net income                           -         -           -              -           483            483         -        483
                                ----------  --------  ---------- --------------   -----------  -------------  --------   --------

 Total comprehensive income                                                                    $         796
 Balance as of December 31,
  2007 (audited)                21,202,986  $  7,518  $  106,530  $         368   $   (18,472)                $ (7,408)  $ 88,536

 Compensation related to
   options granted to
   employees                             -         -          96              -             -              -         -         96
 Cash dividend                           -         -           -                       (8,000)             -               (8,000)
 Comprehensive loss:
    Realized gain on hedging
      derivative                         -         -           -           (387)            -  $        (387)        -       (387)
    Realized gain on marketable
      securities                         -         -           -            (39)            -            (39)        -        (39)
    Unrealized loss on hedging
      derivative, net of $208
      taxes                              -         -           -           (562)            -           (562)        -       (562)
    Unrealized loss on
      marketable securities              -         -           -           (129)            -           (129)        -       (129)
    Net loss                             -         -           -              -        (3,171)        (3,171)        -     (3,171)
                                ----------  --------  ----------  -------------   -----------  -------------  --------   --------

 Total comprehensive income                                                                    $      (4,288)
                                                                                               =============

 Balance as of June 30, 2008
   (unaudited)                  21,202,986  $  7,518  $  106,626  $        (749)* $   (29,643)                $ (7,408)  $ 76,344
                                ==========  ========  ==========  =============   ===========                 ========   ========
 (*) Composed as follows:

      Accumulated unrealized
        Loss from
        available-for-sale
        marketable securities,
        net of taxes                  (245)
      Accumulated unrealized
        losses from hedging
        transactions, net of
        taxes                         (504)
                                ----------
      Accumulated other
        comprehensive loss            (749)
                                ==========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                                               TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                            SIX MONTHS ENDED
                                                                JUNE 30,          YEAR ENDED
                                                       -----------------------    DECEMBER 31,
                                                          2008         2007          2007
                                                                                 -------------
                                                               UNAUDITED            AUDITED
                                                       -----------------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                      $   (3,171)  $    4,582   $         483
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation of property, plant and
     equipment                                              4,336        4,335           8,567
   Compensation related to options granted to
     employees                                                343          186             571
   Increase in accrued severance pay, net                     435           53              74
   Accrual of interest on short-term deposits                 (75)        (328)           (802)
   Gain related to sale of marketable
     securities                                               (22)         (65)           (134)
   Interest and amortization of premium and
     accretion of discount of marketable
     securities                                              (263)        (328)           (189)
   Increase (decrease) in deferred income
     taxes, net                                            (2,141)          60              79
   Gain on sale of property, plant and
     equipment, net                                           (19)        (395)           (651)
   Decrease (increase) in trade receivables,
     net                                                   (6,891)       2,421           1,622
   Decrease (increase) in other accounts
     receivable and prepaid expenses                          772          271            (919)
   Decrease (increase) in inventories                       2,452        4,303          (3,665)
   Decrease in trade payables                              (1,810)      (8,240)         (1,423)
   Increase (decrease) in other accounts
     payable and accrued expenses                             902          385            (768)
                                                       ----------   ----------   -------------

Net cash provided by (used in) operating
   activities                                              (5,152)       7,568           3,034
                                                       ----------   ----------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                  (2,184)      (3,102)         (6,367)
Proceeds from sale of property, plant and
   equipment                                                   21          681             943
Investment in marketable securities                             -            -         (18,974)
Investment in short-term deposits                         (12,560)     (16,961)         (8,321)
Proceeds from sale of marketable securities                 5,914       12,179          17,241
Proceeds from repayment of deposits                        19,698            -          12,989
                                                       ----------   ----------   -------------
Net cash provided by (used in) investing
   activities                                              10,899       (7,203)         (2,499)
                                                       ----------   ----------   -------------

               The accompanying notes are an integral part of the
                        consolidated financial statements

                                               TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                           SIX MONTHS ENDED        YEAR ENDED
                                                               JUNE 30,           DECEMBER 31,
                                                       -----------------------   -------------
                                                          2008         2007          2007
                                                       ----------   ----------   -------------
                                                               UNAUDITED            AUDITED
                                                       -----------------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loans                          (7,760)      (2,974)         (5,948)
Proceeds from long-term bank loans                          6,000            -               -
Increase in short-term bank credit, net                     2,842            -               -
Proceeds from exercise of stock options related to
   employees and directors                                      -           85              92
Proceeds from exercise of tradable options issued
   at the secondary offering                                    -        4,290           4,290
Dividend paid to shareholders                              (8,000)        (551)           (551)
                                                       ----------   ----------   -------------

Net cash provided by (used in) financing activities        (6,981)         850          (2,117)
                                                       ----------   ----------   -------------

Increase (decrease) in cash and cash equivalents           (1,181)       1,215          (1,582)
Cash and cash equivalents at beginning of period            2,384        3,966           3,966
                                                       ----------   ----------   -------------


Cash and cash equivalents at end of period             $    1,203   $    5,181   $       2,384

(a) CASH PAID DURING THE PERIOD FOR:
     Interest                                          $      962   $      987   $       1,918
                                                       ----------   ----------   -------------
     Income taxes, net of refunds received             $        -   $      450   $         450
                                                       ----------   ----------   -------------
       Dividend paid in cash                           $    8,000   $      551   $           -
                                                       ----------   ----------   -------------

(B) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
AND FINANCING ACTIVITY:
    Purchase of property, plant and equipment by
      credit                                           $      173   $      397   $         109
                                                       ==========   ==========   =============
     Net change in unrealized gain (loss)              $   (1,117)  $       75   $         313
                                                       ==========   ==========   =============

               The accompanying notes are an integral part of the
                        consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1: - GENERAL

          a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, active wear and swimwear, which are manufactured using two different techniques (seamless and cut and sew) (see also Note 7). The Company's principal markets are the United States and Europe.

               The Company's significant subsidiaries are Hi-Tex, founded by the Company ("Hi-Tex"), which commenced operations in 1997, Tefron USA, Inc., Tefron U.K, El-Masira Textile Company in Jordan and Macro Clothing Ltd. ("Macro").

          b. During the period ended June 30, 2008 and 2007 64.2% and 74.6% from the revenues, respectively, were derived from sales to the three largest customers, all located in the United States. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations and financial position.

          c. The Company is dependent on subcontractors who render services that are integral part of the Company's manufacturing process. If such subcontractors do not render the required services, the Company may experience delays or additional costs to satisfy its production requirements.

               In particular, the Company dependent on a subcontractor who performs a major part of the dyeing and finishing of the Company's seamless manufacturing process and is also dependent on a subcontractor who renders vertical manufacturing services for the Company's swimwear product line.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

          a. The significant accounting policies applied in the financial statements of the Company as of December 31, 2007, are applied consistently in these financial statements.

          b.   Impact of recently issued accounting standards:

               1.   SFAS No. 161

                    In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about:
                    (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.   Impact of recently issued accounting standards (cont.):

               1.   SFAS No. 161 (cont.)

                    It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

               2.   SFAS No. 162

                    In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles".

                    The Company is currently evaluating the impact of SFAS No. 162 on its financial statements.

               3.   SFAS No. 157 - Fair Value Measurements

                    In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (January 1 2008 for the Company) for financial assets and liabilities. The adoption by the Company of SFAS No. 157, effective January 1, 2008, did not have any impact on its results of operations or financial position. The disclosures required under SFAS No. 157 are set forth in Note 8.

                    In accordance with the provisions of SFAS No. 157-2, effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS No. 157 as it relates to the Company's non-financial assets and liabilities that are recognized and disclosed at fair value on a nonrecurring basis in the financial statements until January 1, 2009 The Company is currently evaluating the potential impact, if any, on the Company's non-financial assets and liabilities not measured on a nonrecurring basis.

      *

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 3:-  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

          The unaudited interim financial statements should be read in conjunction with the Company's annual financial statement and accompanying notes as of December 31, 2007 included in the Company's Annual Reports on form 20-F.

NOTE 4:-  STOCK-BASED COMPENSATION

          A.   Company's stock options

               No options were granted by the Company and no options were exercised during the six month period ended June 30, 2008.

          B.   Subsidiary's stock options (Macro)

               For the First time Macro granted 62,800 options (options to Macro shares) to its CEO on June the 11th, 2008. All the options are fully vested.

               The total fair value of these options as calculated by a third party appraiser was $247 thousands using the binomial model, with following assumptions:

                                                      SIX MONTHS ENDED
                                                        JUNE 30, 2008
                                                      ----------------
                    Volatility                              49.1%
                    Risk-free interest rate                 3.8%
                    Dividend yield                           0%
                    Exercise Price                         11.94 $
                    Contractual Term                      3.5 Years
                    Share Price                            $11.30
                    Suboptimal exercise
                    factor                                    3

               Macro's ordinary share fair value was calculated by a third party appraisers and the weighted average price for 30 June 2008 was $11.30.

               Macro has not been publicly traded and therefore has no historical data. The public companies in Macro's industry are, for the most part, more mature than Macro. In order to avoid bias and given the aforementioned circumstances, the volatility was based on companies in comparable stages as well as companies in the industry.

               Macro used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The company has no reason to believe that its future volatility for the expected or contractual term is likely to differ from the historical measures. As a result of the above mentioned calculations, the weighted average volatility used in the model for the six month ended June 30,2008 is 49.1%.

      *

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4:-  STOCK-BASED COMPENSATION (CONT.)

          B.   Subsidiary's stock options (Macro) (cont.)

               The risk free interest rate assumption was based on observed interest rates appropriate for the term of Macro's employee stock options.

               The expected life of employee stock represents the weighted average period the stock options are expected to remain outstanding. The expected life for the 62,800 options was 3.5 years.

               Macro is required to assume a dividend yield as an input in the Binomial model. The dividend yield assumption was based on Macro's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the six months ended June 30, 2008 was 0%.

               The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employee are expected to exercise their stock options. The assumed suboptimal exercise multiple for management class is 3.0.these multiples are based on comparable firms and economic literature

NOTE 5:-  SUBORDINATED NOTE

          In 2006 an Unsecured Subordinated Promissory Note (the "Note") pertaining to the $3,000 debt of Alba Health ("Alba") to Tefron USA was entered between Tefron and Alba, and a Subordination Agreement was entered among Alba, Suntrust (the senior lender to Alba) and Tefron USA, Inc. Tefron is entitled to receive an interest in accordance with the Note if and so long as no Default or Event of Default under the Senior Credit Agreement among Alba and Suntrust has occurred. An Event of Default has occurred in 2008. Alba entered on June 2008, into a Forbearance Agreement with SunTrust, according to which SunTrust agreed to forbear from the exercise of its rights available as a result of Alba's default until September 30, 2008 or earlier if Alba performs another default under the loan agreement or the forbearance agreement. During the period through September 30, 2008 Alba is required under the Forbearance Agreement to find replacing lenders for the outstanding loans due to Suntrast and have a definitive agreement with them. Under the Forbearance Agreement and in accordance with the Subordination Agreement, Alba was forbidden to pay Tefron the interest due under the Note, starting from July 2008.

          In accordance with SFAS No. 114" Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114), a loan should be considered impaired if it is probable that the Company will not collect all principal and interest contractually due. The Company's management with the assistant of an independent third party appraiser made an analysis on the collectability of the Note based upon assumptions considered to be reasonable. These estimates and assumptions are based on historical experience with Alba, Alba's cash flow projections and information obtained from Alba's management regarding their negotiations to refinance the Suntrust debt.

          The Company believes, based on its analysis made with the assistant of a third party appraiser that it is not probable that the Company will not collect all principal and interest contractually due. As a result no impairment in accordance with SFAS No. 114 was recorded.

      *

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:-  INVENTORIES

                                                               JUNE 30,         DECEMBER 31,
                                                                 2008               2007
                                                               -----------      ------------
                                                               Unaudited          Audited
                                                               -----------      ------------
Raw materials, accessories and packaging materials             $    10,017      $     12,108
Work-in progress                                                    13,766            14,137
Finished products                                                    6,342             6,332
                                                               -----------      ------------

                                                               $    30,125      $     32,577
                                                               ===========      ============

          In the year ended December 31, 2007 and for the six months ended June 30, 2008, the Company recorded inventory write-offs in the amount of $ 1,260 and $815 respectively. These write-offs were recorded as cost of sales.

NOTE 7:-  SEGMENT REPORTING

          a.   General information:

               The Company has two production lines: knitted apparel ("Cut and Sew") and seamless apparel ("Seamless"). Unlike the Cut and Sew process, the Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

               The Company has two reportable segments:

               - Intimate apparel and active wear manufactured using the Seamless process.

               - Intimate apparel, active wear and swim wear manufactured using the Cut and Sew Process, mainly performed in Israel and Jordan and through the purchase of finished products in China, India, Vietnam and Cambodia.

          b.   Reportable segments:

                                                                   SIX MONTHS ENDED
                                                               JUNE 30, 2008 (UNAUDITED)
                                                     -------------------------------------------
                                                     CUT & SEW      SEAMLESS        CONSOLIDATED
                                                     ----------    ----------       ------------
Sales to unaffiliated customers                      $   57,240    $   42,343       $    99,583
                                                     ==========    ==========       ===========

Operating income (loss)                              $    3,470    $   (5,286)      $    (1,816)
                                                     ==========    =========
Financial expenses, net                                                                   2,297
                                                                                    -----------

Loss before taxes on income                                                         $    (4,113)
                                                                                    ===========

Depreciation and amortization                        $    1,174    $    3,162       $     4,336
                                                     ==========    ==========       ===========

Identifiable and total assets at June 30, 2008       $  41,821     $   97,038       $  138,859
                                                     ==========    ==========

Corporate assets                                                                         13,128
                                                                                    -----------

Total assets                                                                        $   151,987
                                                                                    ===========

      *

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:-  SEGMENT REPORTING (CONT.)

          b.   Reportable segments (cont.):

                                                                    SIX MONTHS ENDED
                                                               JUNE 30, 2007 (UNAUDITED)
                                                     ----------------------------------------------
                                                    CUT & SEW -       SEAMLESS         CONSOLIDATED
                                                    -----------      -----------      -------------
Sales to unaffiliated customers                     $    42,052       $   47,322       $     89,374
                                                    ===========       ==========       ============

Operating income                                    $     2,683       $    3,312       $      5,995
                                                    ===========       ==========
Financial expenses, net                                                                         457
                                                                                       ------------

Income before taxes on income                                                          $      5,538
                                                                                       ============

Depreciation and amortization                       $     1,309       $    3,026       $      4,335
                                                    ===========       ==========       ============

Identifiable and total assets at June 30, 2007      $    42,884       $   86,002       $    128,886
                                                    ===========       ==========
Corporate assets                                                                             34,041
                                                                                       ------------

Total assets                                                                           $    162,927
                                                                                       ============

                                                                      YEAR ENDED
                                                             DECEMBER 31, 2007 (AUDITED)
                                                    -----------------------------------------------
                                                    CUT & SEW -        SEAMLESS        CONSOLIDATED
                                                    -----------       ----------       ------------
Sales to unaffiliated customers                     $    77,020       $   81,594       $    158,614
                                                    ===========       ==========       ============

Operating income (loss)                             $     2,269       $     (517)      $      1,752
                                                    ===========       ==========
Financial expenses, net                                                                       1,289
                                                                                       ------------

Income before taxes on income                                                                   463
                                                                                       ============


Depreciation and amortization                       $     1,848       $    6,719       $      8,567
                                                    ===========       ==========       ============

Identifiable and total assets at June 30, 2007      $    43,470       $   92,931       $    136,401
                                                    ===========       ==========
Corporate assets                                                                             26,091
                                                                                       ------------

Total assets                                                                           $    162,492
                                                                                       ============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:-  SEGMENT REPORTING (CONT.)

          c.   The Company's sales by geographic area are as follows:

                        SIX MONTHS ENDED
                            JUNE 30,                  YEAR ENDED
                   ----------------------------      DECEMBER 31,
                      2008              2007            2007
                   ----------       -----------      ------------
                            UNAUDITED                   AUDITED
                   ----------------------------      ------------

North America      $   76,843       $    74,601      $    132,521
Europe                 18,246             8,848            18,314
Israel                  3,262             3,253             4,374
Other                   1,232             2,672             3,405
                   ----------       -----------      ------------

                   $  99,583        $    89,374      $    158,614
                   ==========       ===========      ============

          d.   Sales to major customers:

                        SIX MONTHS ENDED
                            JUNE 30,                  YEAR ENDED
                   ----------------------------      DECEMBER 31,
                      2008              2007            2007
                   ----------       -----------      ------------
                            UNAUDITED                   AUDITED
                   ----------------------------      ------------

A                        29.3%             39.3%             39.1%
B                        23.7%             22.1%             23.6%
C                        11.2%             13.2%             11.4%
                   ----------       -----------      ------------

                         64.2%             74.6%             74.1%
                   ==========       ===========      ============

          As of June 30, 2008 and 2007, major customer's balances were $ 20,114 and $ 20,846, respectively.

          e. The Company's long-lived assets by geographic area are as follows:

                        SIX MONTHS ENDED
                            JUNE 30,                  YEAR ENDED
                   ----------------------------      DECEMBER 31,
                      2008            2007               2007
                   ----------       -----------      ------------
                            UNAUDITED                   AUDITED
                   ----------------------------      ------------

Israel             $   64,995       $    69,325      $     67,037
Other countries         7,815             6,718             7,754
                   ----------       -----------      ------------

                   $   72,810       $    76,043      $     74,791
                   ==========       ===========      ============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:-  SEGMENT REPORTING (CONT.)

          f.   Revenues are generated by the following products:

                        SIX MONTHS ENDED
                            JUNE 30,                  YEAR ENDED
                   ----------------------------      DECEMBER 31,
                      2008            2007               2007
                   ----------       -----------      ------------
                            UNAUDITED                   AUDITED
                   ----------------------------      ------------

Intimate apparel   $   48,060       $    49,266      $     89,877
Active wear            27,197            21,114            42,047
Swimwear               24,326            18,994            26,690
                   ----------       -----------      ------------

                   $   99,583       $    89,374      $    158,614
                   ==========       ===========      ============

NOTE 8:-  FAIR VALUE OF FINANCIAL INSTRUMENTS

          As described in Note 2, the provisions of SFAS No. 157 were adopted by the Company on January 1, 2008 for financial assets and liabilities, and will be adopted by the Company on January 1, 2009 for non-financial assets and liabilities.

          SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described bellow:

          Level 1 Unadjusted quoted prices in active markets that are accessible the measurement date for identical assets or liabilities;

          Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full tem of the asset or liability;

          Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

          The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 8:-  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

                                          FAIR VALUE AT JUNE 30, 2008
                                        -------------------------------
                                          TOTAL     LEVEL 2     LEVEL 3
                                        --------    -------     -------

Current liabilities:
Derivatives                             $   (595)   $  (595)          -
Long term Investments:
Auction rate securities , see below
                                        $  1,155          -     $ 1,155
                                        --------    -------     -------
                                        $    560    $  (595)    $ 1,155
                                        ========    =======     =======

          The Company's marketable debt securities include two investments in auction rate securities. As of June 30, 2008, both of the Company's auction rate securities were associated with failed auctions. These failed auction rate securities have been in a loss position for less than 12 months. Historically, the carrying value of auction rate securities approximated fair value due to the frequent resetting of the interest rates. While the Company continues to earn interest on these investments at the contractual rates, the estimated market value of these auction rate securities no longer approximates fair value. The Company has estimated the fair value of these illiquid auction rate securities based, among other things, on the following: (i) the underlying structure of each security; (ii) the preset value of future principal and Interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default for each security. These estimated fair values could change significantly based on future market conditions. Therefore, such auction rate securities have been classified as Level 3 in the fair value hierarchy.

          The table below sets forth a summary of changes in the fair value of the Company's financial assets classified as Level 3 (illiquid auction rate securities) for the six months ended June 30, 2008.

                                                                DOLLARS IN
                                                                 THOUSANDS
                                                                ----------

          Balance as of January 1, 2008                         $    1,284
          Unrealized losses:
          Included in other comprehensive income (loss)               (129)
          Balance as of June 30, 2008                                1,155
                                                                ==========

          Based on available information, the Company concluded that the fair market value of these failed auction rate securities at June 30, 2008 was $1.2 million, a decline of $245 thousands from par value. The decline in fair market value during the six-month period ended June 30, 2008 was $129 thousands. This amount was deemed temporary as the Company believes the decline in fair market value was due to general market conditions. Based upon the Company's evaluation of available information, the Company believes these investments generally are of high credit quality, as substantially all of the investments carry a AA credit rating and higher. In addition, the Company currently has the intent and ability to hold these investments until anticipated recovery in market value occurs. Accordingly, the Company has recorded an unrealized loss on these securities of $129 thousands in other comprehensive income (loss).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 8:-  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

          The Company continues to monitor the market for auction rate securities and to consider the market's impact (if any) on the fair market value of the Company's investments. If current market conditions deteriorate further, or the anticipated recovery in market values does not occur, the Company may be required to record additional unrealized losses in other comprehensive income or impairment charges in the next two quarters of 2008.

NOTE 9:-  SUBSEQUENT EVENTS

          a. Mr. Yos Shiran, the Company's CEO for the last seven and a half years, has notified the Company, on July 23, 2008 of his decision to resign as the CEO and as a director of the Company in favor of pursuing other business opportunities.

          The Company appointed Mr. Adi Livneh as the new CEO of the Company, effective September 1, 2008.

          b. On July 24, 2008, the shareholders approved the terms of office for the company's active Chairman of the Board, Mr. Yacov Gelbard, including amongst others, compensation arrangements, payment of expenses, grant of options and insurance and indemnification arrangements. Upon the shareholders' approval, the Company granted to Mr. Yacov Gelbard 300,000 options, at an exercise price of $2.07 per share, to be vested over three years.